[Chapman and Cutler LLP Letterhead]

August 4, 2020

VIA EDGAR CORRESPONDENCE

Kimberly Browning
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Innovator ETFs Trust File Nos. 333-146827; 811-22135

Dear Ms. Browning

This letter responds to your comments, provided by telephone regarding the registration statements filed on Form N-1A for Innovator ETFs Trust (the “Trust”) with the staff of Securities and Exchange Commission (the “Staff”) on June 15, 2020 (the “Registration Statements”). The Registration Statements relate to the Innovator 20+ Year Treasury Bond 5% Floor ETF – July (formerly Innovator 20+ Year Treasury Bond Floor ETF – July) and Innovator 20+ Year Treasury Bond 9% Buffer ETF – July (formerly Innovator 20+ Year Treasury Buffer ETF – July) (each a “Fund,” and collectively the “Funds”), each a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statements.

Comment 1

Please update the disclosure in the Registration Statements to inform Fund shareholders that the respective Fund’s annual management fees, shareholder transaction fees and extraordinary expenses will have the effect to reduce the percentage of the Buffer or Floor, as applicable, that is available to shareholders.

Response to Comment 1

Pursuant to your comment, the Fund has revised the applicable prospectus, where appropriate, to disclose the impact of such fees and expense on the Buffer and Floor, as follows:

“The Fund’s annual management fee of [ %] of the Fund’s average daily net assets, any shareholder transaction fees and any extraordinary expenses incurred by the Fund will have the effect of [reducing the Buffer amount] [extending the maximum losses incurred to the Floor] for Fund shareholders.”

Comment 2

To the extent the types of options utilized by the Funds could raise particular costs that would be material to investors, please consider adding appropriate risk disclosure.

Response to Comment 2

As referenced in the Funds’ prior response to this comment, the Funds do not believe that there are material transaction costs imposed on a Fund (and, in turn, Fund shareholders) in connection with the purchase or sale of the FLEX Options utilized by a Fund. As disclosed in each Funds’ prospectus under the section “Principal Investment Strategy – Use of FLEX Options,” on the first day of each Outcome Period, a Fund enters into an options package consisting of put and call FLEX Options to set the define outcomes for the Fund. The effect of these positions is that the Fund does not incur an identifiable transaction cost in the settlement of the option package – i.e. the “net” transaction costs when purchasing and selling the options are zero. Instead, as described under “Principal Investment Strategy – Cap on Potential Upside Returns,” there is an effective cost of the options package to the Fund and its shareholders in that the Fund must agree to a “Cap” in the appreciation of the Underlying ETF during the Outcome Period.

As described in the prospectus, each of the FLEX Options purchased and sold throughout the Outcome Period will have the same terms (i.e., strike price and expiration) as the corresponding FLEX Options purchased and sold on the first day of the Outcome Period. In the Fund sponsor’s experience with its defined outcome product suite, the funds have discovered a robust market for the options brokers able to efficiently price the options packages for the respective funds in connection with the creation and redemption of fund shares during an Outcome Period. This has been the case during times of market stress, including all of 2020. However, to the extent there is a time period in the future in which market participants are not willing or able to sell or purchase the applicable option package at prices that are consistent with the market price for the Shares during an Outcome Period, there is the potential for Fund to be required to purchase the option package at a price higher than the Fund’s share price (in the case of a creation) or sell the option package at a price lower than the Fund’s share price (in the case of a redemption). In such instances, the net asset value of the Fund and, in turn the Fund’s share price, could be negatively impacted. In connection with this scenario, the Fund has expanded the “FLEX Options Risk” disclosure in the Item 9 disclosure of the Registration Statement, as follows (additions in bold):

“FLEX Options Risk. The Fund will utilize FLEX Options issued and guaranteed for settlement by the OCC. The Fund bears the risk that the OCC will be unable or unwilling to perform its obligations under the FLEX Options contracts. In the unlikely event that the OCC becomes insolvent or is otherwise unable to meet its settlement obligations, the Fund could suffer significant losses. Additionally, FLEX Options may be less liquid than certain other securities such as standardized options. In less liquid market for the FLEX Options, the Fund may have difficulty closing out certain FLEX Options positions at desired times and prices. In connection with the creation and redemption of Shares, to the extent market participants are not willing or able to enter into FLEX Option transactions with the Fund at prices that reflect the market price of the Shares, the Fund’s net asset value and, in turn the share price of the Fund, could be negatively impacted.

The Fund may experience substantial downside from specific FLEX Option positions and certain FLEX Option positions may expire worthless. The value of the underlying FLEX Options will be affected by, among others, changes in the value of the Underlying ETF, changes in interest rates, changes in the actual and implied volatility of the Underlying ETF and the remaining time to until the FLEX Options expire. The value of the FLEX Options does not increase or decrease at the same rate as the level of the Underlying ETF (although they generally move in the same direction). However, as a FLEX Option approaches its expiration date, its value typically increasingly moves with the value of the Underlying ETF.”

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours, Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren